

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2018

Aristides J. Pittas
Chief Executive Officer
EuroDry Ltd.
4 Messogiou & Evropis Street
151 24 Maroussi Greece

> **Re: EuroDry Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted February 16, 2018**
> **CIK No. 0001731388**

Dear Mr. Pittas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please include an organizational chart depicting your capital structure and countries of incorporation, including all of the subsidiaries and operating companies before and after the spin-off.

Forward-Looking Statements, page 1

2. Please remove the references to the Private Securities Litigation Reform Act of 1995. It does not apply to you because you are conducting an initial public offering.

Questions and Answers about the Spin-Off Distribution, page 3

   3. Please disclose here whether stockholders are entitled to appraisal rights in connection with the Spin-Off Distribution.

   4. Please include a question and answer in which you discuss the reasons for pursuing the spin-off along with the primary potential benefits and risks that were considered.

Risk Factors

If our vessels call on ports located in countries that are subject to restrictions, page 38

   5. You state that from time to time, your vessels may call on ports located in countries identified as state sponsors of terrorism. Iran, North Korea, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with Iran, North Korea, Sudan and Syria, whether through subsidiaries, charterers, pool managers or other direct or indirect arrangements. You should describe any goods, services or fees you have provided into those countries, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of the referenced countries or entities they control.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Impairment of vessels, page 57

   6. We note you estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis and that based on your undiscounted cash flow test as of December 31, 2016, you determined that the net book value of your vessels held for use was recoverable. Please expand your disclosure to provide more specific assumptions used in determining the estimated fair values of your vessels. Please refer to SAB Topic 5.CC. Question 3.

   7. We note your disclosure that your impairment test for the year ended December 31, 2017 identified three of your vessels with an indication for impairment and that your impairment analysis resulted in no impairment. Please tell us and disclose the amount by which the estimated fair values are less than their carrying amounts for your vessels at each reporting period.

Cash Flows, page 58

8. Please disclose the status and expected timing of the new mortgage debt financing for the vessel under construction referenced in this section.

Trend information, page 60

9. We note your disclosure of the vessels' average age. Please also disclose how the age of your fleet compares to the average age for the industry.

The Dry Cargo Industry, page 64

10. To the extent material to understanding the company's business prospects and industry in which it operates, please include a discussion of the current demand for shipping the dry bulk cargo relevant to the company's operations as well as the supply of dry bulk shippers for such cargo. If material, please also discuss recent trends in scheduled deliveries of newbuilding vessels.

Management, page 77

11. Please disclose what "Series A Preferred Director" means or include a cross-reference to the discussion on page 101.

Certain Relationships and Related Party Transactions, page 82

12. We note the amount of $25,224,830 due to Parent Company as described on page F-21 as of December 31, 2016. Please tell us the amount due to Parent Company as of December 31, 2017 and revise your related party transaction disclosure as necessary.

Dividend Policy, page 90

13. Please revise to disclose your dividend policy with respect to the Series A preferred shares. Please also disclose whether you expect your dividend policy and your ability to pay dividends to be different in any material respects from the Euroseas' policy for common shareholders.

Shareholders' Rights Plan, page 104

14. Please tell us whether you intend to register the offering of rights and shares of Series A Participating Preferred Stock in connection with this offering or a future registration statement or if you believe an exemption from registration is available.

You may contact Melissa Gilmore at (202) 551-3777 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Anthony Tu-Sekine, Esq.
        Seward & Kissel LLP